SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

May 8, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mindy Hooker

Re:	Neo-Concept International Group Holdings Ltd.
Confidential Draft No.4 to Registration Statement on Form F-1
Submitted February 1, 2023
CIK No. 0001916331

Dear Ms. Hooker:

We represent Neo-Concept International Group Holdings Ltd. (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith Confidential Draft No.4 to the Draft Registration Statement on Form F-1(the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s Ordinary Shares for confidential review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).

The purpose of this letter is to respond to the comment letter dated February 10, 2023, from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Draft Registration Statement (the “Registration Statement”). For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Form F-1 Submitted February 1, 2022

Related Party Transactions, page 100

1.	Please update your disclosure to reflect any transactions with related parties up to the date of the prospectus.

Response:

We respectfully advise the Staff that we have updated the disclosure on page 93 of the Draft Registration Statement to reflect any transactions with related parties up to the date of the prospectus.

Index to Consolidated Financial Statements, page F-1

2.	We note from the cover page that this is your initial public offering and that prior to this offering there has been no public market for your Ordinary Shares. Please tell us how you considered the guidance in Item 8.A.4 of Form 20-F and the instructions relating to that Item when updating your financial statements. To the extent you are able to make the representations outlined in the guidance and intend to comply with the 15-month update requirement, please file the required representations as an exhibit to the registration statement.

Response:

We respectfully advise the Staff that the Company has updated the financial reports in this Draft Registration Statement from fiscal years ended December 31, 2021 and 2020 and six months ended June 30, 2022 and 2021 to fiscal years ended December 31, 2022 and 2021. The latest balance sheet date, December 31, 2022, is within 15 months, and therefore we believe it is not required to apply for the waiver under item 8.A.4 of Form 20-F.

Schedule 1 - Parent Only Financial Information, page S-1

3.	Revise to briefly explain why the condensed parent company only financial information is expressed in United States dollars. Tell us why the amount presented here for Ordinary Shares of the parent company is different from the US$1,118 shown on the interim consolidated balance sheet on page F-29 or revise to resolve the inconsistency.

Response:

In response to the Staff’s comments, we have revised our disclosure on page S-1 of Draft Registration Statement to present the condensed parent company only financial information in Hong Kong dollars and resolve the inconsistency.

If you have any questions relating to the Draft Registration Statement, please contact Eva Yuk Siu, the Registrant’s Chief Executive Officer, at her email address eva@neo-concept.com.hk, or Kwok Fai Lau Patrick, the Registrant’s Chief Financial Officer, at his email address of patrick.lau@neo-concept.com.hk.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schueterintl.com. If you wish to speak with us, please feel free to call me at 303-868-3382 or Celia Velletri at 303-907-4842.

Sincerely,

/s/ Henry F. Schlueter

cc:	Neo-Concept International Group Holdings Limited
Univest Securities, LLC
Hunter Taubman Fischer & Li LLC CFN Lawyers
WWC, P.C.